

Mail Stop 3628

June 28, 2012

<u>Via Email</u>
Victoria Tidwell, Esq.
General Counsel
Cypress Semiconductor Corporation
198 Champion Court
San Jose, CA
95134

> **Re:**     **Ramtron International Corporation**
> **Schedule TO-T filed on June 21, 2012**
> **Schedule TO-T/A filed on June 28, 2012**
> **Filed by Rain Acquisition Corp. and**
> **Cypress Semiconductor Corporation**
> **File No. 005-40467**

Dear Ms. Tidwell:

We have limited our review of the filings to those issues we have addressed in our comments below.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T
Schedule TO-T/A

Exhibit (a)(1)(A) Offer to Purchase

Summary Term Sheet…, page 4

When and how will I be paid for my tendered Shares…, page iii

1.      You disclose that you will pay for shares after the later of the expiration date of
        the offer and satisfaction or waiver of the conditions to the offer set forth in
        Section 14.  This language suggests that the conditions to the offer could extend
        beyond the expiration date and may be asserted by the company.  Please revise to
        clearly state that all conditions, other than conditions dependent upon the receipt
        of government approvals, must be satisfied or waived prior to the expiration of the
        tender offer.

The Offer…, page 4

2.      You disclose that any "extension, delay, termination, waiver or amendment will
        be followed as promptly as practicable by public announcement thereof…"  Rule
        14d-4(d)(1) requires that any announcement of such material changes to be made
        "promptly."  Please revise your disclosure to remove the "as practicable"
        language.

The Acceptance for Payment and Payment for Shares…, page 5

3.      We note your disclosure that you "reserve the right to transfer or assign…to one
        or more of [your] affiliates, the right to purchase Shares tendered pursuant to the
        offer…"  If the bidders transfer such right, the entity to which the right is assigned
        may need to be identified as a bidder and added as a filing person on the Schedule
        TO.  This may necessitate an extension of the offer period and may require the
        Offer to Purchase to be revised to provide all of the disclosure required by
        Schedule TO as to that entity.  Please confirm your understanding in your
        response letter.

Source and Amount of Funds…, page 17

4.      Please address any alternative financing arrangements that are in place in the
        event the primary financing plans fall through.  If none, revise to state this fact.
        Refer to Item 7 of Schedule TO and Item 1007(b) of Regulation M-A.

Conditions of the Offer…, page 27

5.      A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder.  The conditions to the offer must also be drafted with sufficient specificity to allow for objective verification.  Refer to condition (c) which is triggered if, "any event… shall have occurred or be threatened that individually or in the aggregate with any other event[]…occurring after the date of th[e] Offer to Purchase is or *may* be materially adverse to the business, properties, condition…, assets…of Ramtron *or any of its affiliates* or Purchaser becomes aware of any facts that, in its reasonable judgment have or may have material adverse significance with respect to either the value of Ramtron or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates…"  This condition appears to be overly broad.  For example, would the condition be triggered if an event is only *threatened* to occur which *may threaten*  to have a material adverse effect on *any* of Ramtron's affiliates, even if the affiliate is an insignificant subsidiary?  Also, how does the bidder define and/or distinguish an event that has or may have a material adverse *effect* versus an event that may have material adverse *significance*?  Given that the Offeror has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the Offeror has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e).  Please revise the cited condition accordingly or advise.

6.  Please refer to the final paragraph of this section where you state that the bidders' failure to "exercise any of the foregoing conditions shall not be deemed a waiver of any such right…"  This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time.  Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to shareholders.  In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

7.      Please see our prior comment.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the bidders' understanding in your response letter.

8.      Please refer to the penultimate sentence in the paragraph.  You disclose the bidders have an ongoing right to assert the conditions "at any time and from time

to time…"  Please revise to remove the implication that the bidders have the ongoing right to assert conditions subsequent to the expiration date.  Clarify that all conditions, other than the receipt of governmental approvals, must be satisfied or waived at or prior to the expiration of the offer.

As appropriate, please amend your filing in response to these comments.  Please electronically submit a cover letter with your amendment that keys your responses to our comments.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

*/s/ Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):Selim Day, Esq.
                Wilson Sonsini Goodrich & Rosati